ARF 4/12/2002

02022874

TC 419

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31268

SEC MAIL PROCESSING SECTION
RECEIVED
APR 05 2002
WASH, D.C.
354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Geek Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Yamato Road, Suite 100
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Sharma (561) 862-0134
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/4/15

OATH OR AFFIRMATION

I, Tony Sharma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geek Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

WILLIAM L. FABIANO
MY COMMISSION # CC 898277
EXPIRES: December 27, 2003
Bonded Thru Notary Public Underwriters

William L Fabiano
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

INDEPENDENT AUDITORS' REPORT

Board of Directors
Geek Securities, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Geek Securities, Inc., as of December 31, 2001, and the related statements of loss, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geek Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 10 to the financial statements, capital leases were erroneously accounted for as operating leases for the year ended December 31, 2000.

Cuthill & Eddy LLP

February 18, 2002

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

GEEK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:	
Cash and cash equivalents	$ 132,450
Clearing deposits	357,000
Accounts and commissions receivable	21,149
Prepaid expenses	58,750
Current portion of due from affiliates	5,000
	574,349
Property and equipment:	
Equipment and computers	207,876
Furniture and fixtures	59,802
Leasehold improvements	44,382
Vehicle	51,300
Less: accumulated depreciation	(120,150)
	243,210
Other assets:	
Due from affiliates, less current portion	145,000
Deposits	28,220
Deferred tax asset	3,417
	176,637
	$ 994,196

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Current portion of obligations under capital lease	$ 51,020
Current portion of long-term debt	10,865
Accrued expenses	157,935
Due to affiliates	151,385
Income taxes payable	19,301
	390,506
Obligations under capital lease, less current portion	65,336
Long-term debt less current portion	11,548
Shareholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	531,900
Deficit	(5,194)
	526,806

GEEK SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$2,424,023
Management fee	48,680
Other	49,269
	2,521,972
Expenses:	
Commission expense	203,460
Selling, general and administrative	2,316,183
Depreciation	62,319
Other	2,472
	2,584,434
Net loss before income tax provision	(62,462)
Income tax provision	(15,884)
Net loss	$ (78,346)

GEEK SECURITIES, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional	
	Shares	Amount	Paid-In Capital	Deficit
Balances, as previously reported, December 31, 2000	100	$ 100	$ 431,900	$ 77,868
Prior period adjustment	-	-	-	(4,716)
Balance, restated, December 31, 2000	100	100	431,900	73,152
Capital contributions	-	-	100,000	-
Net loss for the year ended December 31, 2001	-	-	-	(78,346)
Balances, December 31, 2001	100	$ 100	$ 531,900	$ (5,194)

GEEK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (78,346)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	62,319
Loss on disposal of fixed assets	2,005
Changes in operating assets and liabilities:	
Increase in clearing deposits	(100,000)
Decrease in accounts and commissions receivable	29,297
Decrease in prepaid expenses	48,900
Increase in due from affiliates	(118,576)
Increase in deposits	(26,255)
Increase in deferred tax asset	(3,417)
Decrease in organizational costs	1,958
Increase in accrued expenses	117,746
Increase in due to affiliates	151,385
Increase in income taxes payable	19,301
Total adjustments	184,663
Net cash provided by operating activities	106,317
Cash flows from investing activities:	
Purchase of equipment and net cash used by investing activities	(44,989)
Cash flows from financing activities:	
Principal payments on capital leases	(33,256)
Principal payments on long-term debt	(10,222)
Capital contributions	100,000
Net cash provided by financing activities	56,522
Net increase in cash and cash equivalents	117,850
Cash and cash equivalents at beginning of year	14,600
Cash and cash equivalents at end of year	$ 132,450

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Geek Securities, Inc. (the "Company") was incorporated in Florida on January 1, 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company clears its trades through third-party reintroducing broker agreements with FISERV Securities, Inc., Penson Financial Services, Inc. and Computer Clearing Services, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Property and equipment:

Equipment is stated at cost. The service lives have been estimated at five to seven years for equipment and computers, five to seven years for furniture and fixtures, and five years for vehicles. The straight-line method is used for financial reporting purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Leasehold improvements are depreciated over the term of the lease, currently five years.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks and money market funds.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2001

1. Nature of operations and summary of significant accounting policies - continued:

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Advertising costs:
Advertising costs are expensed as incurred. For the year ended December 31, 2001, total advertising expense amounted to $6,869.

2. Related party transactions:
The following transactions occurred between the Company and certain related parties:

a. The Company provides administrative services to Geek Financial Services, Inc. The contract provides for the payment of an amount equal to 30% of Geek Financial Services, Inc.'s gross revenues, paid monthly. The Company received $48,680 for management fees for the year ended December 31, 2001.

b. Due from affiliates consisted of the following as of December 31:

Due from Shareholder	$ 5,000
Due from Chicago Trading Room	$ 145,000

The receivable due from Chicago Trading Room has been classified as a noncurrent asset because the amount is not expected to be paid within one year of December 31, 2001.

c. Due to affiliates consisted of the following as of December 31:

Due to Shareholder	$ 19,705
Due to Geek Financial Services, Inc.	131,680
	$ 151,385

3. Liability subordinated to the claims of creditors:
None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2001.

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2001

4. Obligations under capital lease:

Obligations under capital lease at December 31, is summarized as follows:

Capital leases payable at varying rates from 8.86% to 24.48%, due in monthly installments totaling $3,455, including interest; maturing through September 2004; collateralized by equipment.	$ 116,356
Less current maturities	(51,020)
	$ 65,336

Maturities on obligations under capital lease for years ending December 31, are as follows:

2002	$ 51,020
2003	39,571
2004	25,765
	$ 116,356

5. Long-term debt:

Long-term debt at December 31 is summarized as follows:

Installment note payable with 6.11% interest rate, due in monthly installments of $994; maturing in December 2003; collateralized by vehicle.	$ 22,413
Less current maturities	(10,865)
	$ 11,548

Maturities on long-term debt for years ending December 31, are as follows:

2002	$ 10,865
2003	11,548
	$ 22,413

6. Lease commitments:

In 2001, the Company executed a lease agreement for office space under a non-cancelable lease agreement. The lease term commenced on September 1, 2001 and expires on August 31, 2006. The agreement requires minimum monthly payments of $13,452 for the first year, and for each subsequent year, a 4% increase over the previous year's monthly rent. The Company may, at its option, renew the term of this lease for an additional five years upon written notice no later than 9 months in advance of the lease expiration date. For the year ended December 31, 2001, total rent expense amounted to $57,036.

Additionally, the Company leases vehicles under several operating leases with varying lease terms. Required monthly payments on the leases totaled $7,797 for the year ended December 31, 2001.

The total minimum lease commitment for each of the next five years and in the aggregate at December 31, 2001 is as follows:

Year ending	
2002	$ 252,885
2003	225,670
2004	181,794
2005	183,998
2006	125,894
	$ 970,241

7. Income taxes:

The income tax provision is summarized as follows:

Current tax expense	$ 19,301
Deferred tax benefit	(3,417)
	$ 15,884

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

Temporary differences giving rise to the deferred tax asset consist of the excess of depreciation for financial reporting purposes over the amount for tax purposes.

The Company has available at December 31, 2001, $6,593 of unused charitable contribution carryforwards that may be applied against future taxable income and that expire in 2005 and 2006.

GEEK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

8. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2001, the Company had excess net capital of $146,110 and a net capital ratio of 1.97 to 1.

9. Supplemental disclosures of cash information:

Cash was paid during the year for:

Interest	$ 8,603
Income taxes	$ None

During the year ended December 31, 2001, the Company acquired $102,804 of equipment and computers by entering into capital leases.

10. Prior period adjustment:

Retained earnings at January 1, 2001 have been adjusted to correct capital leases that were erroneously accounted for as operating leases in the previous year. Had the error not been made, assets at December 31, 2000 would have been increased by $74,727, liabilities at December 31, 2000 would have been increased by $79,443, and net income for the year ended December 31, 2000 would have been decreased by $4,716.

GEEK SECURITIES, INC.

COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Shareholder's equity	$ 526,806
Deduct:	
Non allowable assets:	
Prepaid expenses	(58,750)
Fixed assets, net of depreciation	(243,210)
Less: related debt	138,769
Deposits for non-operating items	(35,220)
Other assets	(161,664)
Net capital	$ 166,731
Reconciliation with Company's computation:	
Net capital as reported in the Company's Part IIA (Unaudited) Focus Report	$ 216,034
Adjustments:	
Audit adjustments	(49,303)
	$ 166,731

GEEK SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2001

Aggregated indebtedness:	
Accrued expenses	$ 157,935
Due to affiliates	151,385
Income taxes payable	19,301
Total aggregate indebtedness	$ 328,621

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Geek Securities, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Geek Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3759 • PHONE (407) 644-7455

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[illegible]

February 18, 2002